UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated December 10, 2019

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains the following:-

1.             A Stock Exchange Announcement dated 01 October 2019 entitled ‘TOTAL VOTING RIGHTS’.

2.             A Stock Exchange Announcement dated 07 October 2019 entitled ‘VODAFONE SUPPLIERS AND RURAL INTERNET ACCESS’.

3.             A Stock Exchange Announcement dated 31 October 2019 entitled ‘VODAFONE SUPPORTS FAMILIES WITH NEW GLOBAL POLICY’

RNS: 3452O

Vodafone Group Plc

01 October 2019

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 30 September 2019:

Vodafone’s issued share capital consists of 28,815,909,018 ordinary shares of US$0.20 20/21 of which 2,047,466,120 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,768,442,898. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS: 9037O

Vodafone Group Plc

07 October 2019

7 October 2019

VODAFONE PIONEERS INNOVATIVE NETWORK TECH TO INCREASE SUPPLIERS AND EXTEND RURAL INTERNET ACCESS

•                Developing ‘Open Radio Access Networks’ (OpenRAN) will enable Vodafone and the telecom industry to:

•                introduce a wave of new 2G, 3G, 4G and 5G technology vendors — in addition to the existing market leaders — improving supply chain resilience;

•                connect more of the world’s most rural communities to the internet using standardised, lower cost network equipment; and

•                enhance coverage in cities, e.g. using Vodafone’s Open CrowdCell ‘small cell’ technology.

•                Vodafone will trial OpenRAN for the first time in a developed market — the UK — as the technology is introduced in Europe ahead of schedule.

•                Vodafone also launches OpenRAN trials in Democratic Republic of Congo (DRC) and Mozambique building on experience in South Africa and Turkey.

Vodafone Group is taking a lead in trialling innovative new technology in Europe that promises to greatly increase the number of companies that can supply mobile network equipment to telecom operators.

The global supply of telecom network equipment has become concentrated in a small handful of companies over the past few years. More choice of suppliers will safeguard the delivery of services to all mobile customers, increase flexibility and innovation and, crucially, can help address some of the cost challenges that are holding back the delivery of internet services to rural communities and remote places across the world.

Vodafone has initiated the first European trials of OpenRAN in the UK and may extend to more of its markets on the continent. Vodafone has also initiated trials of the technology to enable more consumers in the DRC and Mozambique — which have largely rural communities and are near the bottom of the United Nations Human Development Index — to make mobile calls and to access data.1  The trial sites across the three countries will provide 2G, 3G and 4G services, with 5G possible over OpenRAN in the future.

Vodafone has already undertaken lab trials of OpenRAN with Vodacom South Africa, and in Turkey has deployed the technology to deliver 2G and 4G services to customers in both urban and rural parts of the country.

Nick Read, CEO, Vodafone Group said: “We are pleased with trials of OpenRAN and are ready to fast track it into Europe as we seek to actively expand our vendor ecosystem. OpenRAN improves the network economics enabling us to reach more people in rural communities and that supports our goal to build digital societies in which no-one is left behind.”

Vodafone has started working with a number of new vendors supplying OpenRAN technology including US companies, Parallel Wireless and Mavenir, and UK-based Lime Microsystems for Open CrowdCell.

OpenRAN

Since 2017, Vodafone has been leading work on creating new approaches to building and deploying telecom network infrastructure with other telecom and technology companies within industry association Telecom Infra Project (TIP). OpenRAN was created within TIP as a way to connect some of the world’s communities with the least access to telecom networks.

The Radio Access Network (RAN) is the infrastructure, masts and antennae that telecom operators use to carry mobile traffic. OpenRAN is a technology that reduces the cost of providing internet and voice services by standardising the design and functionality of the hardware and software in the RAN, increasing the number of companies that can supply different components.

The OpenRAN approach has been in development for several years and is based in part on work Vodafone did to develop a ‘small cell’ technology for cities called Open CrowdCell, which is in use in Spain and Turkey. Open CrowdCell has a shorter range than masts and antennae and uses standardised hardware for which a range of suppliers can develop software applications.

— ends —

1.           Vodafone’s trials in the DRC and Mozambique have been conducted by Vodacom companies which are part of the Vodafone Group. Both countries have largely rural communities and are near the bottom of the United Nations Human Development Index. The DRC is also in the bottom 10 countries in the world for internet access (6.2% of the population are online). Vodacom has invested in building 4G networks in both countries having recently obtained licenses from their governments. Vodacom has the leading 3G coverage in DRC (28%) and Mozambique (41%) and also delivers the fastest data speeds in both countries.

For further information: Vodafone Group

Media Relations	Investor Relations

GroupMedia@vodafone.com	IR@vodafone.co.uk

About Vodafone Group

Vodafone Group is one of the world’s leading telecoms and technology service providers. We have extensive experience in connectivity, convergence and the Internet of Things, as well as championing mobile financial services and digital transformation in emerging markets.

Vodafone Group has mobile operations in 24 countries, partners with mobile networks in 43 more, and fixed broadband operations in 19 markets. As of 30 June 2019, Vodafone Group had approximately 640 million mobile customers, 21 million fixed broadband customers and 14 million TV customers, including all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

RNS: 8421R

Vodafone Group Plc

31 October 2019

31 October 2019

VODAFONE SUPPORTS FAMILIES WITH NEW GLOBAL POLICY OFFERING

16 WEEKS PAID PARENTAL LEAVE TO ALL EMPLOYEES

Vodafone announced today that all Vodafone employees worldwide will be offered 16 weeks of fully paid parental leave following the introduction of a new global policy designed to support families by giving every parent the opportunity to have more time with children new to their family. Any employee whose partner is having a baby, adopts a child or becomes a parent through surrogacy will have the flexibility to take up to 16 weeks paid leave at any time during the first 18 months.

Vodafone employees will also be able to phase their return from parental leave by working the equivalent of a 30-hour week at full pay for a further six months.

By the end of March 2021, Vodafone’s parental leave will be available to all non-birthing parents — regardless of their gender, sexual orientation or length of service — across Vodafone’s 24 markets and operations in Africa, the Middle East, Europe and the US.

Vodafone Group CEO Nick Read said, “Diversity and inclusion are core to our beliefs and purpose at Vodafone. We are proud to support all families by giving every parent the opportunity to have more time with their children, without worrying about the impact on their finances or careers.”

The new global parental leave policy further underlines Vodafone’s strong commitment to diversity and gender equality and will make a significant difference to thousands of Vodafone employees, particularly in countries where there is little or no legal requirement to give equal support for both parents.

In March 2015, Vodafone pioneered a global maternity policy, offering women across Vodafone’s markets and operations a minimum of 16 weeks fully paid maternity leave and a 30-hour week at full pay for the first six months after their return to work.

Vodafone launched the ReConnect programme in 2017 to attract talented women who have left the workplace for several years — often to raise a family — who want to return to work but are struggling to make the professional connections needed or refresh the skills required.

Inclusion for all

Vodafone believes that the opportunities and promise of a better digital future should be accessible to all, and is committed to ensuring that the more vulnerable are not left behind on the journey to that future.  Through our technology, we are working to bridge the divides that exist and help people to contribute equally and fully to society.

By becoming the world’s best employer for women by 2025 — we will help thousands of women to progress their careers, stimulating lost economic activity for the benefit of all.

By connecting an additional 50 million women in emerging markets to mobile by 2025 — through specially designed products and services, we will help to improve health and wellbeing, create financial inclusion and increase safety and security, so women can reach their full potential.

By supporting 10 million young people to access digital skills, learning and employment opportunities by 2022 — we will help to upskill the next generation and support them to success in the digital economy.

By improving the lives of 400 million people through our Foundation programmes by 2025 — we aim to support the most vulnerable people in society, enabling free access to healthcare and educational resources and creating opportunities for them to improve both their lives and livelihoods.

- ends -

For further information: Vodafone Group

Media Relations	Investor Relations

GroupMedia@vodafone.com	IR@vodafone.co.uk

About Vodafone Group

Vodafone Group is one of the world’s leading telecoms and technology service providers. We have extensive experience in connectivity, convergence and the Internet of Things, as well as championing mobile financial services and digital transformation in emerging markets.

Vodafone Group has mobile operations in 24 countries, partners with mobile networks in 42 more, and fixed broadband operations in 19 markets. As of 30 June 2019, Vodafone Group had approximately 640 million mobile customers, 21 million fixed broadband customers and 14 million TV customers, including all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: December 10, 2019	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary